Mail Stop 0306

May 24, 2005


By U.S. Mail and facsimile to (403) 263-2055


Mr. Todd Noble
Chief Financial Officer
Advanced ID Corporation
6143 - 4 Street SE, Suite 14
Calgary, Alberta, Canada T2H 2H9

	RE:	Advance ID Corporation
		Form 10-KSB for the year ended December 31, 2004
		Form 10-QSB for the quarter ended March 31, 2005
      File No. 000-24965

Dear Mr. Noble:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-KSB for the fiscal year December 31, 2004

Item 6.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations - Pages 16-18

Critical Accounting Policies and Estimates
1. Revise future filings to provide critical accounting policy disclosure. For guidance about this disclosure refer to FR-60 and FR-
72.

Results of Operations - Page 16
2. Under cost of revenues, disclose gross margin (or cost of revenue) as a percentage of sales and explain reasons for changes in this important ratio from period to period. Apply in all future filings.

Financial Statements

Report of Independent Registered Public Accounting Firm - Page 19
3. You disclose on page 18 that existing cash balances are expected to be sufficient to fund current operations over the next seven to ten months. You also disclose that you have no firm commitments for future financing. Based on your disclosures, it is not clear that you have the ability to continue as a going concern as defined in AU
Section 341. In a supplemental narrative, tell us why the audit report should not be modified to include going concern disclosure. Be detailed and specific in support of your conclusion. The response should clearly layout your consideration of the guidance from AU
Section 341.

Balance Sheet - Page 20
4. It appears that you do not have $25 million in accounts receivable. Accordingly, the balance sheet appears to include a material typographical error. We also see that one other asset has no caption title. Please amend to correct these errors.

Note 1- Business and Summary of Significant Accounting Policies -
Page 24

	Revenue Recognition - Page 24
5. It appears that you provide products and continuing services. We see that you sell tags, readers and related software; and, we see that you provide database and tracking services. Your disclosed revenue policy suggests that all of the underlying revenue is allocated to the product without allocation or deferral for service commitments or obligations. In a detailed supplemental narrative, fully describe the terms and conditions of your product sales and describe the nature, extent and terms of the related services. Explain why you believe your revenue policy complies with GAAP. That response should clearly and specifically explain why revenue should not be allocated or deferred with respect to services and should support that position in GAAP, including SAB 104. You should identify the literature on which you based your accounting and explain how you interpreted and applied that literature. Respond separately for the
Companion Animal/Biological Sciences and Livestock businesses. We may have further comment on your revenue practices and related disclosure once we better understand the bases for your policies.

6. With respect to product sales with accompanying tracking and database services, explain your consideration of Question 2 to SAB Topic 13A.3.f. For instance, it would appear that customers would not likely purchase companion animal products without the continuing services. Why is this guidance not applicable in your circumstances?

7. You disclose on page 7 that you have relationships with distribution agencies in Canada. In a supplemental narrative, tell us about the terms and conditions of sales to these entities and support that the timing of revenue is appropriate for transactions with these entities. Support in GAAP that it is appropriate to recognize revenue before the product has been resold to an end user or installed in an animal.

8. Tell us about the nature and extent of post shipment obligations
(installation, training, upgrades, future services, etc...) and customer acceptance protocols. Tell us how these matters are considered in your revenue practices. Also respond with respect to return policies and practices.

9. We see from disclosure under Recent Developments (page 8) that you appear to have made shipments of RFID products for field trial or evaluation purposes. Tell us how you accounted for these shipments.
If revenue was recognized, support in GAAP that the accounting is appropriate. Refer to SAB 104 for guidance.

10. In a supplemental narrative, tell us why the guidance from EITF
00-21 does not apply to your revenues. We see, for instance, that the companion animal business appears to involve both products and services.

Stock Options - Page 26
11. We see that you granted more than 1 million stock options in April 2004 while the pro forma impact of fair value accounting is the same amount in both 2003 and 2004. Accordingly, it is not clear whether the pro forma disclosure for 2004 is properly prepared. Tell us how you accounted for options granted in 2004 in preparing the SFAS 123 pro forma disclosure. The supplemental narrative should show us that you properly applied the requirements of SFAS 123 in fulfilling the pro forma disclosure requirement. Revise the disclosure if necessary.


Note 2 - Common Stock - Page 27
12. Future filings should clarify how you determined the 18%
discount
rate for the convertible note.  You should also present detail about
how you measured and accounted for the beneficial conversion feature.
That is, future disclosure should clarify how you applied EITF 98-
5
and EITF 00-27. Combined, future filings should present clear disclosure about how you measured both components of the $969,000 charge.

Note 4 - Commitments - Page 29
13. Unless insignificant, please expand future filings to present qualitative and quantitative disclosure about product warranties.
Refer to FIN 45 for guidance.

Note 5 - Stock Options and Warrants - Page 30
14. Future filings should provide a roll-forward of option activity for each income statement period. You should also present grant date fair value disclosure for each income statement period. Refer to SFAS 123.


Reportable Segments
15. We see disclosure about revenues from sales outside Canada.
Future filings should present geographic disclosure about revenues as set forth in paragraph 38 to SFAS 131.

Item 8A. Controls and Procedures - Page 33
16. You disclose that the Principal Executive Officer and
Principal
Financial Officer evaluated disclosure controls and procedures as of
a date within 90 days of the filing date of the annual report. Revise future filings, including Forms 10-QSB, to disclose management`s conclusion regarding the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B and Part II.F of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports,
Release
No. 33-8238, available on our website at
www.sec.gov/rules/final/33-
8238.htm.
17. Please also note that the references to Rules 13a-14(c) and
15d-
14(c) were superseded in 2003.  Future filings, including Forms
10-
QSB, should be updated to reflect the Rule references from Item
307
to Regulation S-B.
18. In future filings, including Forms 10-QSB, please revise to indicate whether there was any change to internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, internal control over financial reporting. Refer to the language used in amended Item 308(c) of Regulation S-B.

Section 302 Certification - Exhibit 31 - Pages 40 and 41
19. We see numerous differences between the language in your certifications and the required language as set forth in Item 601(b)(31) to Regulation S-B. The certifications must be in the exact form prescribed; and the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph pursuant to
Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B. The Form 10-QSB for the quarter ended March 31, 2005 should be similarly amended for this matter.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch
Chief , at (202) 551-3676 with any other concerns.



							Sincerely,


							Gary Todd
							Review Accountant
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Mr. Todd Noble
Advanced ID Corporation
May 24, 2005
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